Exhibit 1.01

Sun Hydraulics Corporation

Conflict Minerals Report

For The Year Ended December 31, 2016

Introduction

This report for the year ended December 31, 2016 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict. In accordance with the instructions to Form SD, this Conflict Minerals Report has not been audited by an independent private sector auditor.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries),or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

Company Overview

Sun Hydraulics Corporation ("Sun"), and its wholly-owned subsidiaries, is an industrial technology leader that develops and manufactures solutions for both the hydraulics and electronics markets. In the hydraulics market, we are a leading manufacturer of high-performance screw-in hydraulic cartridge valves, electro-hydraulics, manifolds, and integrated package solutions for the worldwide industrial and mobile hydraulics markets operating under the brand Sun Hydraulics. In the electronics market, we are a global provider of innovative electronic control, display and instrumentation solutions for both recreational and off-highway vehicles, as well as stationary and power generation equipment. These are offered under the brands of Enovation Controls, Murphy and Zero Off. Additionally, High Country Tek (“HCT”) is an independent designer and producer of modular, robust, reliable digital and analog electronic controller products for the fluid power industry sold under the brand of HCT.

The acquisition of Enovation Controls was completed on December 5, 2016. Enovation Controls had not previously been obligated to provide a specialized disclosure report with respect to its conflict minerals and therefore is not included within the scope of this report.

Reasonable Country of Origin Inquiry (RCOI)

We conducted an analysis of our products and concluded that tin, tantalum, tungsten, and gold are necessary to the functionality or production of certain Sun products. A reasonable country of origin inquiry (RCOI) was executed with all affected suppliers supplying parts and materials for products manufactured by Sun, or contracted to be manufactured for Sun.

Despite having conducted a good faith RCOI, Sun has been unable to determine the origin of all of the 3TG within our products.

Due Diligence

Sun designed its due diligence framework to conform in all material respects with The Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum, and tungsten.

Sun analyzed the chemical composition of its products identifying those in which 3TG were used.

Sun conducted a survey of its active suppliers using the template developed jointly by the companies of the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website (http://www.conflictfreesourcing.org/). The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

Sun established a management system for compliance with regulations related to conflict minerals. The management system includes the development of a cross-functional team to implement the conflict minerals compliance strategy. The team consists of members from purchasing, finance, and operations, and is overseen by the Chief Financial Officer. Senior leadership is informed of the due diligence efforts on a regular basis.

As part of our conflict minerals compliance program, Sun has established a documentation and record maintenance and retention program, ensuring that documentation is maintained electronically.

Risk Mitigation

We will continue to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a. Include a conflict minerals clause in new or renewed supplier contracts.

b. Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c. Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

d. Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Product Description

Sun has identified the following products as those containing 3TG:

Product Description	Used In
Solder	Circuit Boards and Cable
Pin	Circuit Boards
Connectors	Coils and Circuit Boards
Tantalum Capacitor	Circuit Boards
Integrated Circuit Boards	Circuit Boards
Circuit Board Assemblies	Circuit Boards
M7 Tool Steel	Form Tools and Taps
Cable	Cable